UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INTEROIL CORPORATION

 (Name of Issuer)

Common Shares, No Par Value Per Share

 (Title of Class of Securities)

  460951106

(CUSIP Number)

Arthur F. McMahon, III

425 Walnut Street, Suite 1800

Cincinnati, Ohio  45202

(513) 381-2838

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications)

March 21, 2016

 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 132-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460951106	13D

1	NAME OF REPORTING PERSONS: Phil E. Mulacek
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 2,522,195 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 2,522,195 common shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,522,195 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.1%
14	TYPE OF REPORTING PERSON: IN

CUSIP No. 460951106	13D

1	NAME OF REPORTING PERSONS: Five Sterling LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 99,750 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 99,750 common shares
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 99,750 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.2%
14	TYPE OF REPORTING PERSON: PN

CUSIP No. 460951106	13D

1	NAME OF REPORTING PERSONS: The Sterling Mulacek Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 39,681 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 39,681 common shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 39,681 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 460951106	13D

1	NAME OF REPORTING PERSONS: Petroleum Independent & Exploration, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 127,000 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 127,000 common shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 127,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.3%
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 460951106	13D

1	NAME OF REPORTING PERSONS: Gerard Rene Jacquin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER: 1,248,368 common shares
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,248,368 common shares
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,248,368 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 2.5%
14	TYPE OF REPORTING PERSON: IN

Item 1.	Security and Issuer.

This Schedule 13D relates to the common shares, no par value per share (the “Common Shares”), of InterOil Corporation, a Yukon corporation (the “Company”). The principal executive offices of the Company are located at 163 Penang Road, #06-02 Winsland House II, Singapore 238463. The ownership percentages of Reporting Persons (as defined below) were calculated based on 49,560,160 Common Shares outstanding, as reported in the Company’s Unaudited Condensed Consolidated Interim Financial Statements for the quarter and nine months ended September 30, 2015, which were furnished to the Commission on Form 6-K on November 13, 2015.

Item 2.	Identity and Background.

(a)-(b), (f) This Schedule 13D is filed jointly by the following: (1) Mr. Phil E. Mulacek, a citizen of the United States of America; (2) Five Sterling LP, a Nevada limited partnership (“Five Sterling”); (3) the Sterling Mulacek Trust (the “Trust”); (4) Petroleum Independent & Exploration, LLC, a Nevada limited liability company (“PIE”); and (5) Mr. Gerard Rene Jacquin, a citizen of the Republic of France (together with Mr. Mulacek, Five Sterling, the Trust and PIE, the “Reporting Persons”). Mr. Mulacek is the sole member and president of PIE, which is also the general partner of Five Sterling, and he is the sole trustee of the Trust. The address of each of Mr. Mulacek, Five Sterling, the Trust and PIE is 25025 I-45 North, Suite 420, The Woodlands, Texas 77380. The address of Mr. Jacquin is 10 Newton Road #16-01, Singapore 307947.

Although this Schedule 13D is filed jointly by the Reporting Persons, each Reporting Person expressly disclaims (i) that it and any other Reporting Person constitute a “group” for any purpose under Sections 13(d) or Section 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) that it is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than those expressly identified herein as being beneficially owned by such person; and (ii) that the filing of such statement may be construed as an admission that such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than those expressly identified herein as being beneficially owned by such person.

(c) Mr. Mulacek is a retired petroleum engineer. Mr. Mulacek founded the Company and served as the chairman and CEO and a director of the Company until his retirement in November 2013.

The principal business of Five Sterling is ownership of securities held for investment.

The principal business of PIE is ownership of securities held for investment.

Mr. Jacquin is a Director of Asian Oil & Gas Pte Ltd, 350 Orchard Road Shaw House #15-08/10.

(d)–(e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Mulacek personally owns a total of 2,255,764 Common Shares. Mr. Mulacek acquired the shares as a founder of the Company, via exercise of options and in general on-market transactions.

Five Sterling owns 99,750 Common Shares. Mr. Mulacek may be deemed to have acquired beneficial ownership of the Common Shares held by Five Sterling because Mr. Mulacek is the sole member and president of PIE, which is the general partner of Five Sterling. Five Sterling acquired the shares by gift from Mr. Mulacek.

39,681 Common Shares are held in the Trust. Mr. Mulacek may be deemed to have acquired beneficial ownership of the Common Shares held in the Trust because Mr. Mulacek is the sole trustee of the Trust. The Trust acquired the shares by gift from Mr. Mulacek.

PIE owns 127,000 Common Shares. Mr. Mulacek may be deemed to have acquired beneficial ownership of the Common Shares held by PIE because Mr. Mulacek is the sole member and president of PIE. PIE acquired the shares by advance from Mr. Mulacek and through general on-market transactions.

Mr. Jacquin personally owns a total of 1,248,368 Common Shares. Mr. Jacquin acquired the shares through general on-market transactions.

Item 4.	Purpose of Transaction.

(d), (f) - (g) On March 21, 2016, the Reporting Persons jointly delivered a requisition (the “Requisition”) to the Company and the directors of the Company under Section 144 of the Business Corporations Act (Yukon), as amended, to call a meeting of the shareholders of the Company to consider and vote upon certain proposals for improvements to the governance of the Company and, in particular, the composition and functioning of the Company’s Board of Directors (the “Board”).

A summary of the proposals in the Requisition (the “Proposals”) is set forth below, together with a brief statement of the intent of the Reporting Persons in presenting each Proposal. The description of the Proposals in this Item 4 is qualified in its entirety by reference to the Requisition, a copy of which is filed as an exhibit to this Schedule 13D.

(A) Reduce the Number of Directors. The Reporting Persons have proposed that the shareholders of the Company set the number of directors on the Board to six, as permitted by the Company’s By-laws.

The Reporting Persons believe that the Company’s current ten-member Board is too large and expensive for a company with no operations and that reducing the size of the Board and aligning it more with shareholder interests through the other Proposals below would more efficiently use the Company’s resources and enhance shareholder value.

(B) Limit Director and Executive Officer Compensation. The Reporting Persons have proposed that the Board amend the charter of the Compensation Committee of the Board to provide, among other things, as follows:

(1) Better align the interests of the directors with the interests of the shareholders by (x) requiring that at least 50% of the directors’ total compensation be in the form of equity-based compensation; and (y) prohibiting each director from selling, transferring or assigning more than 50% of the shares he or she received as compensation for service as a director during service as a director and for one year thereafter;

(2) Limit the total cash compensation payable to all directors of the Company for service as directors to $600,000 in the aggregate annually; and

(3) Prohibit executive officers from receiving payment in connection with a change-in-control transaction unless the price per Common Share payable to shareholders as a result of the transaction exceeds both (x) $60.00 over the 30-day trailing volume-weighted average trading price of the Common Shares (the “Threshold Price”) and (y) the 30-day trailing volume-weighted average trading price of the Common Shares as of the date of the commencement of the executive officer’s employment with the Company; and permit the Board in its discretion to make pro-rated reductions to change-in-control payments to executive officers in connection with transactions where the Threshold Price is satisfied.

The Reporting Persons wish to ensure that Board and senior executive compensation incentivizes the Board and management to seek transactions that are accretive for shareholder value.

(C) Require That Certain Directors Have Technical Expertise In the Company’s Business. The Reporting Persons have proposed that the Board amend the charter of the Nomination and Governance Committee of the Board to require that at least one-third of the directors of the Company have direct skills, competency and experience in matters relevant to the exploration and development of the Company’s onshore licenses and development assets in the Papua New Guinea jungle.

The Reporting Persons wish to ensure that the Company’s directors have the requisite technical expertise to understand how to conduct the Company’s core business. The Reporting Persons believe that having such expertise in a significant number of the directors would enhance the Board’s ability to supervise and direct management’s choice and execution of exploration and development projects.

(D) Implement Enhanced Procedures for Evaluating and Reporting on the Company’s Reserves and Discoveries. The Reporting Persons have proposed that the Board amend the charter of the Reserves Governance Committee of the Board to:

(1) require that, in connection with the Company’s public disclosure of any reserves and/or resources evaluation, or oil and gas activities, the Company discloses its view as to (x) why the location is a commercial discovery, including its views and assumptions on costs of development; (y) the likely markets for production from the discovery; and (z) any update such discovery implies to the most recent annual resource report;

(2) require that, in connection with reviews and recommendations to the Board regarding the appointment of a qualified reserves evaluator or auditor, the Committee shall (x) ensure that such evaluator or auditor has sufficient relevant experience in evaluating reserves or resources similar to the Company’s onshore licenses and development assets in the Papua New Guinea jungle and (y) maintain the same evaluator from year to year to provide a more consistent assessment of the Company’s reserves over time, provided the evaluator remains qualified in the Committee’s view; and

(3) require that, in its review of the scope of the annual review by the Company’s qualified reserves evaluator or auditor, the Committee require such annual review to include an evaluation by the evaluator or auditor of any new claimed discoveries and the Company’s related assumptions and development plan.

The Reporting Persons wish to strengthen third-party review of the Company’s discovery announcements and development plans. The Reporting Persons believe that this enhanced third-party review will increase the transparency of the Company’s disclosure about its reserves and discoveries, improve the quality and objectivity in the Company’s decision-making process when it determines whether and how to explore and develop its assets, and reduce the likelihood that the Company’s resources will be spent on exploration and development projects that are unlikely to be commercially viable.

(E) Require Shareholder Approval of Significant Acquisitions and Dispositions. The Reporting Persons have proposed that the Board amend the charter of the of the Board to include a new requirement that any transaction involving a disposition or acquisition of assets by the Company with a fair market value equal to or greater than 10% of the then-total book value of the Company’s assets shall be submitted to the Company’s shareholders for approval at a meeting of the shareholders, such transaction threshold to be reviewed and established on an annual basis.

The Reporting Persons believe that certain recent material transactions the Company has undertaken without shareholder approval, including significant dispositions of assets, have been non-accretive for shareholder value. To help ensure that future material transactions are aligned with the interests of the Company’s shareholders, the Reporting Persons believe that the Board and management should be required to obtain prior shareholder approval of the principal terms of the transaction, including provisions that could potentially have a coercive effect on the Company, such as the payment of transaction break-up fees and other costs and “no shop” covenants, prior to entering into any binding agreements.

(F) Require the Board To Implement Improved Disclosure Practices. The Reporting Persons have proposed that the Board amend the charter of the Board as follows:

(1) to establish procedures and policies regarding effective communication with shareholders of the company and the public that are consistent with best corporate governance practices, provide opportunity for significant input by independent directors into decisions on public disclosures, and ensure that shareholders and the public are provided sufficient detailed information by the Company to understand fully the exploration and development status of the Company’s onshore licenses and development assets in the Papua New Guinea jungle; and

(2) to review such disclosure procedures and policies annually and report to the Company’s shareholders regarding the same.

The Reporting Persons believe that a strong disclosure policy, vigorously enforced by the Board, will improve the transparency of the Company’s operations and make the Company’s management and Board more accountable to its shareholders.

The Reporting Persons understand the Company has given notice that an annual and special meeting of the shareholders will be held on June 14, 2016 (the “Shareholders Meeting”). As of March 29, 2016, the Reporting Persons had not received any response to the Requisition from the Company, nor any indication as to whether the Company intends to act upon the Requisition or present any of the Proposals for consideration and voting at the Shareholders Meeting.

The Reporting Persons are hopeful that the Company will present the Proposals for consideration and voting at the Shareholders Meeting. They currently have no specific plans, agreements or understandings, individually or together, to acquire a material number of additional Common Shares or to seek to effect a change of control of the Company. However, one or more of the Reporting Persons, may, individually, together or in cooperation with third parties, take further actions if the Company does not, or indicates that it will not, present the Proposals at the Shareholders Meeting, otherwise seeks to hinder the consideration or adoption of the Proposals by the shareholders, or takes any actions that may impair the capital of the Company or its ability to undertake its core business of exploration and development of upstream oil and gas in Papua New Guinea. Such further actions may include, without limitation, nominating one or more candidates for election to the Board at the Shareholders Meeting, acquiring additional Common Shares and pursuing available legal remedies.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) Mr. Mulacek personally beneficially owns 2,255,764 Common Shares, representing 4.5% of the Common Shares issued and outstanding.

Five Sterling beneficially owns 99,750 Common Shares, representing 0.2% of the Common Shares issued and outstanding. Mr. Mulacek may be deemed to have acquired beneficial ownership of the Common Shares held by Five Sterling because Mr. Mulacek is the sole member and president of PIE, which is the general partner of Five Sterling.

39,681 Common Shares are held in the Trust, representing 0.1% of the Common Shares issued and outstanding. Mr. Mulacek may be deemed to have beneficial ownership of the Common Shares held in the Trust because Mr. Mulacek is the sole trustee of the Trust.

PIE beneficially owns 127,000 Common Shares, representing 0.2% of the Common Shares issued and outstanding. Mr. Mulacek may be deemed to have acquired beneficial ownership of the Common Shares held by PIE because Mr. Mulacek is the sole member and president of PIE.

Mr. Mulacek has sole voting and dispositive power with respect to the Common Shares he holds personally and the shares held by PIE, Five Sterling and the Trust.

Mr. Jacquin beneficially owns 1,248,368 Common Shares, representing 2.5% of the Common Shares issued and outstanding. Mr. Jacquin has sole voting and dispositive power with respect to his Common Shares.

Each of Mr. Mulacek, Five Sterling, the Trust and PIE disclaims membership in a group with Mr. Jacquin and each other. Mr. Jacquin disclaims membership in a group with each of the other Reporting Persons.  The filing of this Schedule 13D shall not be construed as an admission that Mr. Mulacek is the beneficial owner of any of the Common Shares that Five Sterling, the Trust or PIE may be deemed to beneficially own.

(c) None of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d) Except for the Reporting Persons and members of Mr. Mulacek’s household, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Requisition was jointly delivered by the Reporting Persons to the Company on March 21, 2016. The discussion in Item 4 above is incorporated into this Item 6. Except as expressly disclosed in this Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships relating to the transfer or voting of the Common Shares. The disclosures in Item 5 regarding Mr. Mulacek’s relationship with each of Five Sterling, the Trust and PIE are incorporated into this Item 6. Mr. Mulacek and Mr. Jacquin are first cousins.

The Common Shares of all of the Reporting Persons are held in margin accounts with various brokerage firms which may or may not be drawn against from time to time.

Item 7.	Material to Be Filed as Exhibits

1.	Cover letter regarding the Requisition, dated March 19, 2016, from Phil E. Mulacek to the Company.

2.	Requisition for Meeting of the Shareholders of InterOil Corporation, dated March 18, 2016.

3.	Joint Filing Agreement, dated March 29, 2016, by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2016	PHIL E. MULACEK

/s/ Phil E. Mulacek

FIVE STERLING LP

	By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
	Title:	Sole Member and President of Petroleum Independent and Exploration, LLC, General Partner

STERLING MULACEK TRUST

	By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
	Title:	Trustee

PETROLEUM INDEPENDENT & EXPLORATION, LLC

	By:	/s/ Phil E. Mulacek
	Name:	Phil E. Mulacek
	Title:	Sole Member and President

GERARD RENE JACQUIN

/s/ Gerard Rene Jacquin